UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 06, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 06, 2012, entitled "Statoil accepts fine for incomplete listing".

Statoil accepts fine for incomplete listing

Statoil ASA (OSE:STL, NYSE:STO) has accepted a fine of NOK 3 million (USD 0.5 million) by Økokrim (the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime) for breaches of certain formal requirements in the Securities Trading Act section 3-5 in connection with the Johan Sverdrup discovery stock market announcement 16 August 2011.

The breaches relate to lack of compliance with formal requirements such as not listing the date, time or correct time for when a number of persons were given access to inside information, not informing all individuals about the duties related to holding inside information and not listing the reason why they had access to such information. In addition, two primary insiders in the company were not included on the list of insiders.

Økokrim has confirmed that they do not suspect that anyone has traded on or misused information from Statoil prior to the stock market announcement of 16 August 2011.

Statoil has cooperated actively with Økokrim to resolve this matter.

Statoil takes the handling of inside information very seriously and maintained a continuous overview of persons with access to information prior to the announcement 16 August 2011. Statoil has clear procedures and processes in place to ensure compliance with the requirements under the Securities Trading Act. Unfortunately, in this case, some of these procedures were not adequately followed.

Following this incident Statoil has implemented a number of measures, including a further strengthening of our procedures and the quality assurance of insider lists.

The Johan Sverdrup discovery consists of the two discoveries Aldous Major South and Avaldsnes.

Further information from:

Press:
Jannik Lindbæk Jr, vice president, Media Relations, +47 97755622 (mobile)

Investor Relations:
Gudmund Hartveit, Investor Relations, +47 97159536 (mobile)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 06, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer